UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Rich Sparkle,” “we,” “us” and “our” refer to Rich Sparkle Holdings Limited and its subsidiaries.

Entry into a Material Definitive Agreement

On January 9, 2026, Rich Sparkle Holdings Limited, a business company limited by shares incorporated in the British Virgin Islands (the “Company”), entered into a sale and purchase agreement (the “SPA”) with Serigne Khabane Lame, Dominant Action Limited, Pink13 Group Inc., Anhui Xiaoheiyang Network Technology Company Limited, Develop Master Limited and Ace Fantasy Limited (the “Vendors”), pursuant to which the Company intends to purchase the entire issued share capital of Step Distinctive Limited (the “Target Company”) at the consideration of US$975,000,000, which shall be satisfied by way of issuance of 75,000,000 Ordinary Shares of the Company to the Vendors (the “Transaction”).

The Target Company is incorporated in the British Virgin Islands and holds 100% of the issued share capital in Hong Kong Prosperous Sheep Corporation Limited, a company limited by shares incorporated in Hong Kong. Serigne Khabane Lame, a world-known Senegalese/Italian Tiktok influencer, directly and indirectly through Dominant Action Limited, a company owned as to 95% by Serign Khabane Lame, controlled 49% of the issued share capital of the Target Company. The Target Company and its subsidiary operates in e-commerce live streaming with well-developed supply chain, live streaming operation and commercialization and will continue to be led by top influencer Serigne Khabane Lame after the Transaction.

Because the Transaction is a transaction whereby the Company combines with a non-Nasdaq entity resulting in a potential change of control of the Company, the Company is required to apply for initial listing in connection with the Transaction pursuant to Rule 5110(a) of the Nasdaq Stock Market.

Pursuant to the SPA, the Transaction is conditional upon, among others, (i) completion of the valuation to the satisfaction of the Company of the Target Company at not less than US$900 million, (ii) the completion of a due diligence investigation in respect of the Target Company and its subsidiary; and (iii) the stock exchange having grant approval for dealing in the consideration share.

The foregoing summary of the SPA does not purport to be complete and is subject to and is qualified in its entirety by the copy of such document filed as Exhibit 10.1 to this current report on Form 6-K and incorporate herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Sale and Purchase Agreement dated January 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: January 9, 2026	By:	/s/ Ka Wo, NG
	Name:	Ka Wo, NG
	Title:	Director and Chairman of the Board

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